Exhibit 99.1

Innate Pharma Establishes an At-The-Market (“ATM”) Program on Nasdaq

MARSEILLE, France--(BUSINESS WIRE)--May 3, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to an At-The-Market (“ATM”) program. Pursuant to this program, the Company may offer and sell to eligible investors (as described below) a total gross amount of up to $75 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Innate, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with SVB Securities LLC (“SVB Securities”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective unless terminated in accordance with the sales agreement or the maximum amount of the program has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of our product candidates and for working capital and general corporate purposes.

SVB Securities, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with SVB Securities’ normal sales and trading practices. Sales prices may vary based on market prices and other factors.

The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-136 of the French Commercial Code (Code de commerce), Article L. 411-2 1° of the French monetary and financial code (Code monétaire et financier) and pursuant to the 25th resolution adopted by the Annual General Meeting of Shareholders held on May 19, 2020, within the limit of a maximum number of 23,673,831 ordinary shares and ADSs (being the maximum authorized by the shareholders in such resolution), representing a maximum potential dilution of approximately 26% based on the existing share capital of the Company.

It should be noted that the 2022 Annual General Meeting of Shareholders has been convened for May 20, 2022 (the “2022 Annual General Meeting”). During the 2022 Annual General Meeting, new resolutions allowing for capital increases will be put to the shareholders’ vote. If they are approved, they will replace, inter alia, the aforementioned 25th resolution adopted by the 2020 Annual General Meeting of Shareholders held on May 19, 2020 (the “2020 Annual General Meeting”). Therefore, from then on, ADSs offered in the ATM and the underlying ordinary shares would be issued either (i) through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-136 of the French Commercial Code (Code de commerce), Article L. 411-2 1° of the French monetary and financial code (Code monétaire et financier) and pursuant to the 20th resolution adopted by the 2022 Annual General Meeting, or (ii) through a capital increase without shareholders’ preferential subscription rights and reserved to a category of investors under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 22nd resolution adopted by the 2022 Annual General Meeting. In both cases (i) and (ii) above, the maximum number of ordinary shares and ADSs that can be issued is 23,922,825 ordinary shares (being the maximum authorized by the shareholders in both such resolutions).

Pursuant to the 25th resolution adopted by the 2020 Annual General Meeting and, if and when applicable, the 20th resolution that would adopted by the 2022 Annual General Meeting of Shareholders, the ADSs offered in the ATM can only be offered to “Qualified Institutional Buyers” as defined in Rule 144A under the US 1933 Securities Act, as amended (the “Securities Act”) or to “accredited investors” as defined in Regulation D under the Securities Act. If after the 2022 Annual General Meeting, we were to decide to rely instead on the aforementioned 22nd resolution that would be adopted at such meeting, the ADSs offered in the ATM could only be offered to the following categories of investors: (i) industrial or commercial companies involved in the pharmaceutical / biotechnological sector, or (ii) investment companies or investment funds’ management companies or investment funds, governed by French or foreign law, or (iii) any other legal person (including a trust) or natural person that invest on a regular basis, in the pharmaceutical / biotechnological sector, meeting, in each of the cases (i) to (iii) above, the criteria for participating in an offer made pursuant to Article L. 411-2 1° of the French monetary and financial code (Code monétaire et financier) (i.e. also being Qualified Institutional Buyers or Accredited Investors as described above).

On an illustrative basis, assuming the issuance of the full amount of $75 million of ADSs under the ATM program at an assumed offering price of $3.10, the last reported sale price of the ADSs on Nasdaq on April 21, 2022, a holder of 1.0% of the outstanding Company’s share capital as of the date of this press release, would hold 0.74% of the outstanding Company’s share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).

During the term of the ATM program, the Company will include in the publication of its financial results information about its use of the program during the preceding quarter and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time. In addition, in case of a particularly significant capital increase, the Company will publish an ad hoc press release.

A shelf registration statement on Form F-3 (including a prospectus) relating to Innate’s ADSs was filed with the SEC and became effective upon filing on January 31, 2021. Before purchasing ADSs in the offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from SVB Securities LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@svbsecurities.com. Unless total issuances of ordinary shares under the ATM program over a rolling twelve months period were to represent (together, as the case may be, with other issuances of ordinary shares effected on the basis of Article 1, paragraph 5.a) of Regulation (EU) 2017/1129 of June 14,2017) 20% or more of the then outstanding share capital of the Company, no prospectus will be subject to the approbation of the Autorité des Marchés Financiers (“AMF”).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company’s actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque”) section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors and Media
Innate Pharma
Henry Wheeler
+33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
+33 981 87 46 72
innate-pharma@atcg-partners.com